Series Portfolios Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

March 10, 2022

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:    SERIES PORTFOLIOS TRUST (the “Trust”)
    Securities Act Registration No.: 333-206240
    Investment Company Act Registration No.: 811-23084

Dear Ms. DiAngelo Fettig:

This correspondence is in response to the comments the Trust received on January 31, 2022 from you with respect to the financial statements filed on Forms N-CSR for Weiss Alternative Multi-Strategy Fund (the “Fund”) for the fiscal year ended October 31, 2021. For your convenience, your comments have been reproduced with the Trust’s response following the comment.

The Trust’s responses to your comments are as follows:

1.Staff Comment: Footnote 2 to Article 12-12 of Regulation S-X requires that a schedule of investments is categorized by (i) investment type; and (ii) the related industry, country, or geographic region of the investment. The Staff notes that the Fund’s Schedule of Investments (“SOI”) with respect to long exchange traded funds (“ETFs”) is categorized by investment type but not by the related industry, country, or geographic region. For future filings, please categorize such investments accordingly.

Response: The Trust responds by supplementally stating that the ETFs included in the SOI are each part of the same geographic region or country, and, therefore, the Trust believes the SOI, as presented, meets the requirements of Footnote 2 to Article 12-12 of Regulation S-X. The Trust further responds that, for future filings, the Fund will further categorize investments in long ETFs by (i) investment type; and, to the extent applicable, (ii) the related industry, country, or geographic region of the investment.

2.Staff Comment: Footnote 4 to Article 12-12 of Regulation S-X requires that the Fund indicate, for variable rate securities, a description of the reference rate and spread and: (1) the end of period interest rate or (2) disclose the end of period reference rate for each reference rate. The Staff notes that the Fund’s Schedule of Open Swap Contracts beginning on page 47 includes a description of the financing rate, but not the end of period interest rate or reference rate. For future filings, please include the information required by Footnote 4.

Response: The Trust responds by supplementally representing that for future filings the Fund will indicate the end of period interest rate or reference rate for variable rate securities.

3.Staff Comment: As required by Item 12 of Rule 6-04 and Rule 6-03(l) under Regulation S-X, please disclose in a separate caption to the Statement of Assets and Liabilities amounts payable to Trustees, if any.

Response: The Trust responds supplementally confirming that as of October 31, 2021, no amounts were payable to the Trustees of the Trust. The Trust further respond by supplementally stating that, to the extent there are any amounts payable to the Trustees, the Fund will include a separate caption to the Statement of Assets and Liabilities.

4.Staff Comment: The Staff notes that Note 1 to the Financial Statements includes a reference to a secondary objective of the Fund. However, there is no secondary objective disclosed in the Fund’s prospectus. Please explain.

Response: The Trust responds by supplementally confirming that disclosure in future filings will correspond to the disclosure in the Fund’s prospectus.

5.Staff Comment: Please consider further disaggregating the fair value hierarchy of the Fund’s securities. For example, by industry in a similar manner to SOI.

Response: The Trust responds by supplementally confirming that future filings will include disaggregating the fair value hierarchy of the Fund’s securities for all investment categories that have more than one level.

6.Staff Comment: The Staff notes that in various places in the Notes to the Financial Statements the Fund discloses its reason for investing in derivatives during the year. However, the reasons given seem general and substantially identical for each type of derivative (for example, “The Fund purchases put or call options for hedging purposes, volatility management purposes, or otherwise to gain, or reduce, long or short exposure to one or more asset classes or issuers”). In future filings, please provide more specific detail on why the Fund invested in those types of derivatives.

Response: The Trust responds by supplementally confirming that future filings will include more specific detail on the Fund’s reasons for investing in each type of derivative.

7.Staff Comment: The Staff notes the language included in Form N-CSR Item 11(b) appears to be outdated and states that there were no changes to the Registrant’s internal control over financial reporting as defined in Rule 30a-3(d) under the Act) that occurred during the second fiscal quarter of the period covered by this report. However, Item 11(b) requires the Fund disclose any such changes that have occurred during the period covered by this report. Please confirm in correspondence that no such changes occurred during period covered by report.

Response: The Trust responds supplementally confirming that there were no change in the registrant’s internal control over financial reporting (as defined in Rule 30a-3(d) under the Act (17 CFR 270.30a-3(d)) that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

The Trust further responds by supplementally confirming that future filings will include the updated language with respect to Item 11(b) of Form N-CSR.

* * * * * *

I trust that the above responses and revisions adequately address the Staff’s comments. If you have any additional questions or require further information, please contact the undersigned at (414) 765‑6115.

Very truly yours,

/s/ Adam W. Smith
Adam W. Smith, Secretary
Series Portfolios Trust

CC: Marco Adelfio, Goodwin Procter LLP

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